Exhibit 99.1

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 43665, Israel
_____________________

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the 2013 Annual General Meeting of Shareholders to be held on Wednesday, August 7, 2013 at 10:30 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To re-elect six directors for terms expiring at our 2014 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To re-elect Mr. Eytan Barak as an outside director (as such term is defined in the Israeli Companies Law) for a third three-year term and to approve his terms of service;

3.	To approve the compensation policy for our directors and officers;

4.	To approve amendments to our company’s 2003 Israeli Share Option Plan;

5.	To approve amendments to our company’s 2006 Stock Option Plan;

6.	To approve the grant of options and the 2013-2014 bonus plan for Mr. Eytan Bar, our chief executive officer;

7.	Subject to his re-election, to approve the grant of options to Mr. Lior Salansky, a director nominee; and

8.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2013, and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be reviewed and discussed at the Meeting.

Shareholders of record at the close of business on June 28, 2013 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the annual general meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than July 8, 2013.

Sincerely, Chaim Mer Chairman of the Board of Directors

June 28, 2013

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 43665, Israel
_____________________

PROXY STATEMENT

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd. to be voted at the 2013 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2013 Annual General Meeting of Shareholders.  The Meeting will be held at 10:30 a.m. (Israel time) on Wednesday, August 7, 2013, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

This Proxy Statement, the attached Notice of 2013 Annual General Meeting and the enclosed proxy card are being mailed on or about July 2, 2013 to our shareholders of record as of the close of business on June 28, 2013.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) the re-election of six directors for terms expiring at our 2014 Annual General Meeting of Shareholders and when their successors are elected and qualified; (ii) the re-election of Mr. Eytan Barak as an outside director (as such term is defined in the Israeli Companies Law) for a third three-year term and approval of his terms of service; (iii) the approval of a compensation policy for our directors and officers; (iv) the approval of amendments to the 2003 Israeli Share Option Plan; (v)  the approval of amendments to the 2006 Stock Option Plan; (vi) the approval of the grant of options and the 2013-2014 bonus plan for Mr. Eytan Bar, our chief executive officer; (vii) subject to his re-election, the approval of the grant of options to Mr. Lior Salansky, a director nominee; and (viii) the ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2013, and authorization of our Board of Directors to delegate to the Audit Committee the authority to fix such independent registered public accountants’ compensation in accordance with the volume and nature of their services.  In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2012 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director and outside director named in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.01 per share, as of the close of business on June 28, 2013, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of June 28, 2013, there were 4,665,557 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by timely granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two members present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals. The adoption of several of the proposals is also subject to “special majority” requirements as set forth under the specific proposals.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
Ra΄anana 43665, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 28, 2013 regarding the beneficial ownership by (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of our current directors; and (iii) all current directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Chaim Mer and Dora Mer	1,112,654	(3)	23.8%
Roger Challen	992,708	(4)	21.3%
Isaac Ben-Bassat	344,607	(5)	7.4%
Lior Salansky	--		--
Eytan Barak	--		--
Steven J. Glusband	500		*
Yaacov Goldman	--		--
Varda Trivaks	--		--
All directors and executive officers as a group (11 persons)	2,526,719	(6)	53.3%
___________
* Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 4,665,557ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of June 28, 2013.

(3)
Based upon a Schedule 13D/A filed with the SEC on May 26, 2009 and other information available to us.  Mr. Chaim Mer and his wife, Mrs. Dora Mer, are the record holders of 234,610 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. The ordinary shares are held of record by the Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(5)
Based upon a Schedule 13D/A filed with the SEC on October 30, 2008 and other information available to us.  Includes 29,584 ordinary shares owned of record by Mr. Ben-Bassat and 315,023 ordinary shares owned of record by Ron Dan Investments Ltd., a company controlled by Mr. Ben-Bassat.

(6)
Includes 76,250 ordinary shares subject to options granted under our 2003 Israeli Share Option Plan and 2006 Option Plan that are all currently exercisable or exercisable within 60 days of the date of this table.

I.  RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of up to twelve members or such other number as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors currently consists of eight directors, including two outside directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our outside directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors may be re-elected upon completion of their term of office (except the outside directors, whose re-election is governed by the Israeli Companies Law and regulations promulgated under the Israeli Companies Law).

At the Meeting, shareholders are being asked to re-elect each of our current six directors who is not an outside director, Messrs. Chaim Mer, Isaac Ben-Bassat, Roger Challen, Steven J. Glusband, Yaacov Goldman and Lior Salansky, to hold office until our 2014 Annual General Meeting of Shareholders and until their successors are elected and qualified.

All of the directors standing for re-election at the Meeting were elected to serve in such capacity by our shareholders at our 2012 annual general meeting of shareholders.  Each of the director-nominees has submitted a written declaration as required under the Israeli Companies Law.  Such declarations are available for review at our registered office.

We also do not follow the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, and instead, we follow Israeli law and practice, under which our directors are recommended by our Board of Directors for election by our shareholders.  Should any of the director-nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by our Board of Directors.  We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as a director.

If re-elected at the Meeting, we will continue to pay to each of Messrs. Roger Challen, Isaac Ben-Bassat and Steven J. Glusband an annual fee of $8,400 and a per meeting attendance fee of $300, to each of Messrs. Yaacov Goldman and Lior Salansky an annual fee of NIS 30,500 (currently approximately $8,450) and a per meeting attendance fee of NIS 1,700 (currently approximately $470) and to Mr. Chaim Mer, who devotes approximately 20% of his time to the management of our company, a monthly salary of $7,000.

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Nominees for Election as Director

Chaim Mer (65) has served as the Chairman of our Board of Directors and a director since our inception in December 1995.  Mr. Mer has served as the Chairman of the Board of Directors of C. Mer Industries Ltd., a publicly traded company, since 1988 and served as its President and Chief Executive Officer from 1988 until January 2005.  Mr. Mer holds a B.Sc. degree in Computer Sciences and Mathematics from the Technion - Israel Institute of Technology.

Isaac Ben-Bassat (59) has served as a director since our inception in December 1995.  Mr. Ben-Bassat has been Executive Vice President and a director of C. Mer since 1988.  Mr. Ben-Bassat holds a B.Sc. degree in Civil Engineering from the Technion - Israel Institute of Technology.

Roger Challen (67) has served as a director since April 1, 2009.  Mr. Challen co-founded The Info Group, Inc. (formerly AnchorPoint, Inc.), a company that developed and provided licensed software and managed services of telecommunications expense management solutions.  Mr. Challen is an accomplished entrepreneur with a proven track record of founding, managing and developing companies in the software, telecommunications and information services fields.  Mr. Challen has founded or co-founded and been an active executive of several privately held companies in the software and IT services market.  Mr. Challen is currently a director of The Info Group, Inc., Image Data, Inc and Data Distributors, Inc., all of which are private companies.  Mr. Challen began his career with IBM Corporation, in Waltham, Massachusetts, where he served as a systems engineer and then as a marketing representative.  During his tenure with IBM, Mr. Challen won several awards for outstanding technical and sales achievements.  Mr. Challen holds a B.A. in Economics and Mathematics from Yale University.

Steven J. Glusband (66) has served as a director since August 1, 1996.  Mr. Glusband has been a partner with Carter Ledyard & Milburn LLP, our U.S. counsel, since March 1987.  Mr. Glusband holds a B.B.A. degree from the City College of the City University of New York, a J.D. degree from Fordham University School of Law and an L.L.M. degree from the New York University School of Law.

Yaacov Goldman (58) has served as a director since May 2004 and is a member of our audit committee and compensation committee.  Mr. Goldman provides consulting services to companies in strategic-financial areas, through his wholly owned company, Maanit-Goldman Management & Investments (2002) Ltd.  Mr. Goldman also serves as a director of Golden House Ltd., T.R.F. Capital Ltd., Isrotel Ltd., DS Apex Holdings Ltd., Medi Power (Overseas) Public Co. Limited, IceCure Medical Ltd. Proteologics Ltd. and Renewable Resources Ltd. and its affiliated companies.  Until March 2012, Mr. Goldman served as a director of Elron Electronic Industries Ltd. and Negev Ceramics Ltd. Until July 2010, Mr. Goldman served as a director of Bank Leumi Le'Israel Ltd. and until June 2009 as Chairman of ITGI Medical Ltd.  Mr. Goldman served as the Professional Secretary of the Peer Review Institute of the Certified Public Accountants Institute in Israel from October 2004 until September 2008.  Commencing in 1981, Mr. Goldman worked for Kesselman & Kesselman (Israeli member firm of PricewaterhouseCoopers) for 19 years, and from 1991 until 2000, as a partner and then senior partner of such firm.  From September 2000 until November 2001, Mr. Goldman served as managing director of Argoquest Holdings, LLC.  From March 2002 until October 2002, Mr. Goldman acted as a consultant to a private equity initiative with Poalim Capital Markets & Investments Ltd.  Mr. Goldman holds a B.A. degree in Economics and Accounting from Tel Aviv University and is a Certified Public Accountant (Israel).

Lior Salansky (48) has served as a director since April 2, 2008.  Mr. Salansky served as our President from February 2008 until June 2010.  In 1991, Mr. Salansky founded MIND C.T.I. Ltd., a global provider of real-time, product-based mediation, billing and customer care solutions for voice, data, video and content services, where he served until February 2000 in a number of positions, including Co-Chief Executive Officer, Vice President of Business Development and Research and Development Manager and also served as a director from its inception until 2004.  Mr. Salansky holds a B.Sc. degree in Computer Science from the Technion - Israel Institute of Technology and an MBA degree from Tel Aviv University.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

OUTSIDE AND INDEPENDENT DIRECTORS; BOARD COMMITTEES

Outside and Independent Directors

Outside Directors.  Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel whose shares have been offered to the public are required to appoint at least two outside directors.  The Israeli Companies Law provides that a person may not be appointed as an outside director if the person is a relative of the controlling shareholder of the company, or if the person, the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, the controlling shareholder of the company or its relative, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or spouse of any of the foregoing.  The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an outside director is appointed all members of the board of directors are of the same gender, then that outside director must be of the other gender.  A director of one company may not be appointed as an outside director of another company if a director of the other company is acting as an outside director of the first company at such time.

At least one of the outside directors elected must have “accounting and financial expertise” and any other outside director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Any committee of the board of directors must include at least one outside director and the audit committee and compensation committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Stock Market Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules, and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  On March, 31, 2009, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, within the meaning of the NASDAQ Stock Market Rules.  Instead, under Israeli law and practice, we are required to appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our Board of Directors.  In addition, in accordance with the rules of the SEC and NASDAQ, our audit committee is composed of three independent directors, as defined by the rules of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director.  The Israeli Companies Regulations (Relief for Public Companies whose Securities are Registered in Markets Outside of Israel) 2000 permits an audit committee to determine that a director is independent under different criteria and also permits the extension of the nine-year period by additional three-year periods subject to certain requirements.  A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, a publicly traded company may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will be independent.  We have not included such a provision in our articles of association.

Our Board of Directors has determined that both of our outside directors, Mr. Eytan Barak and Ms. Varda Trivaks, and each of Messrs. Steven Glusband and Yaacov Goldman qualify as independent directors under the rules of the SEC and NASDAQ.  Our audit committee has further determined that Mr. Yaacov Goldman qualifies as an independent director under the requirements of the Israeli Companies Law.

Audit Committee

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Exchange Act, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company and proposing to the board of directors ways to correct such defects, and such other duties as may be directed by our board of directors.  The responsibilities of the audit committee also include determination as to whether or not a transaction is an “extraordinary transaction” or an action is a “material action” and, to the extent required, approving such related-party transactions and actions as required by law.  Under Israeli law an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and it otherwise meets the composition requirements of the Israeli law.

Our audit committee consists of three members of our Board of Directors who satisfy the “independence” requirements of the SEC, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Eytan Barak and Yaacov Goldman and Ms. Varda Trivaks.  Our Board of Directors has determined that Mr. Goldman qualifies as an audit committee financial expert under the requirements of the NASDAQ.  The audit committee meets at least once each quarter.

Compensation Committee

Effective December 2012, under an amendment to the Companies Law, our Board of Directors is required to appoint a compensation committee, whose role is: (i) to recommend to the board on a compensation policy for office holders and to recommend to the board whether a compensation policy that was determined for a period exceeding three years should be continued; (ii) to recommend an update the compensation policy from time to time and to examine its implementation; (iii) to determine whether to approve the terms of service and employment of office holders that require the committee’s approval; and (iv) to exempt a transaction from the requirement for shareholders’ approval.  The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

Under Israeli law, our compensation committee may consist of no less than three members, including all of our outside directors (who must constitute a majority of its members of the committee), and the remainder of the members of the compensation committee are required to be directors whose terms of service and employment were determined pursuant to the regulations governing the compensation of outside directors.  The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee.  We have established a compensation committee that is currently composed of our outside directors, Mr. Eytan Barak and Ms. Varda Trivaks and Mr. Yaacov Goldman.

II.  RE-ELECTION AND APPROVAL OF THE TERMS OF SERVICE OF AN OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

The outside directors are elected for their first term of office by shareholders at a general meeting, provided that either: (i) the majority of shares voting on the matter (not including abstentions), including at least a majority of the shares of the non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder) voting on the matter, vote in favor of the outside director; or (ii) the majority of shares voting on the matter (not including abstentions) vote in favor of the outside director and the total number of ordinary shares held by non-controlling shareholders (and of shareholders who do not have a personal interest in the election of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder) that voted against the election of the outside director does not exceed 2% of all of the voting rights in the company.

Outside directors serve for a three-year term and may be reelected for two additional three-year terms if one of the following conditions are met:  (i) one or more shareholders holding at least 1% of the voting rights in the company nominated the outside director for an additional term of office and the appointment was approved by a majority of the shares voting on the matter, not including votes of controlling shareholders or shareholders who have a personal interest in the election of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder; and provided that the total number of shares held by non-controlling persons and by persons who have no personal interest in the appointment of the outside director, other than a personal interest that is not as a result of their relationship with the controlling shareholder, who voted in favor of the election of the nominee, exceeds 2% of the voting rights in the company; or (ii) the board of directors proposed the nominee for an additional term of office, and the election was approved by the general meeting of shareholders by the majority required for the election of an outside director for a first term of office, as described above.

Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Mr. Eytan Barak was elected to serve as an outside director for an initial three-year term at our annual general meeting of shareholders held in August 2007 and he was re-elected for a second three-year term at our annual general meeting of shareholders held in December 2010.  Accordingly, at the Meeting, shareholders will be asked to reelect Mr. Barak as an outside director for a third three-year term, effective as of December 29, 2013.

Mr. Barak has submitted a written declaration as required under the Israeli Companies Law.  The declaration is available for review at our registered office.  In addition, our Board of Directors has determined that each of Mr. Barak and Ms. Trivaks has “accounting and financial expertise.” We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director.

Set forth below is a brief biography of Mr. Barak:

Eytan Barak (68) has served as an outside director of our company from August 2007 and is a member of our audit committee and compensation committee.  Mr. Barak is joint owner and chief executive officer of Dovrat - Barak, Investments in Advanced Technologies Ltd., which provides financial resources and management assistance to start-up companies.  Mr. Barak also serves as a member of the board of directors, audit committee and investment committee of various Israeli companies, including Eltek Ltd., Meshulam Levinstein Construction and Engineering Ltd., Spectronix Ltd. and Menorah-Mivtachim Mutual Funds Ltd.  From 1973 to 1997, Mr. Barak was with Israel Corporation, initially serving as its corporate controller and thereafter as its chief financial officer, and also served as chairman or member of the board of directors of some of its subsidiaries.  From 1967 until 1973, Mr. Barak was associated with Kesselman & Kesselman, the Israeli member firm of PricewaterhouseCoopers International Limited.  Mr. Barak holds a B.A. degree in accounting from Tel Aviv University and has been a certified public accountant (Israel) since 1971.

The compensation of outside directors of an Israeli company is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Regulations.  Under the Israeli Companies Law and pursuant to the Regulations, a company is generally required to pay its outside directors cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) that is within a range of fees determined based on the company’s equity in the manner set forth in the Regulations.  A nominee for outside director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation (except that “expert outside directors” may receive higher compensation than non-experts). Under the Israeli Companies Law, the terms of compensation of an outside director require shareholder approval.

We currently pay each of our outside directors an annual fee, payable quarterly, of NIS 30,500 (currently equivalent to approximately $8,450) and a per meeting attendance fee of NIS 1,700 (currently equivalent to approximately $470).  According to the Regulations, an outside director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.  Our compensation committee and Board of Directors have approved, subject to his re-election, and recommend that our shareholders approve, that we continue to pay Mr. Barak the same cash compensation during his third term as an outside director.  Mr. Barak also previously received an indemnification letter from us and is included in our directors’ and officers’ liability insurance, both as approved in our annual general meeting held on August 25, 2011.

The Board of Directors recommends a vote FOR the re-election of Mr. Eytan Barak for outside director and to approve his terms of service.

The re-election of Mr. Barak requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that the special majority requirements applicable to the initial election of an outside director set forth above are met. The approval of Mr. Barak’s terms of service requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

Outside Director Continuing in Office

Set forth below is biographical information concerning our other outside director, Ms. Varda Trivaks, who is continuing in office:

Varda Trivaks (56) has served as an outside director since August 2008 and is a member of our audit committee and compensation committee.  Ms. Trivaks serves as the Managing Director and is one of the two founding partners of Mimtar Business Consulting, established in 2001.  In that position, Ms. Trivaks acts as an advisor to companies on investments, mergers, spin-offs, valuation, control, budgeting, with a special focus on advising global companies and management of companies during times of restructuring and recovery. Ms. Trivaks serves as a member of the audit committee, board of directors and/or financial committee of Ginegar Plastic Products Ltd. and E. Schnapp & Co. Works Ltd.  From 1998 to 2004, Ms. Trivaks was a member of the Israel Accounting Institute’s communications committee for Capital Markets and Insurance.  From 1998 to 2001, Ms. Trivaks was a partner with the accounting and consulting firm, Shlomo Ziv and Co. - BDO, and served as the managing director of one of its subsidiaries.  Ms. Trivaks is a Certified Public Accountant (Israel) since 1987 and holds a B.A. degree in Economics and Accounting from Tel Aviv University and a Master of Science in Management from Boston University.

III. APPROVAL OF A COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS
(Item 3 on the Proxy Card)

On December 12, 2012, amendment no. 20 to the Israeli Companies Law, or Amendment No. 20, became effective. Amendment No. 20 requires the board of directors of a public company to adopt a policy with respect to the terms of service and employment of office holders, or the Compensation Policy, on or before September 12, 2013, after taking into consideration the recommendations of the compensation committee. Amendment No. 20 further provides for the approval of the Compensation Policy by the company’s shareholders with the “special majority” requirement set forth below.

Under Amendment No. 20, the board of directors may approve a Compensation Policy even in the event it was not approved by the shareholders; provided that the compensation committee and the board of directors resolved, after an additional discussion concerning the Compensation Policy, that the approval of the Compensation Policy in spite of the objection of the company’s shareholders is beneficial to the company.

A Compensation Policy for a period exceeding three years is required to be approved (under the same process) every three years.  In addition, the board of directors is required to periodically examine the Compensation Policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the Compensation Policy or for other reasons.

Amendment No. 20 provides that the Compensation Policy will be determined and later reevaluated, among other things, in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; (iii) the size of the company and the nature of its operations; and (iv) in connection with the Terms of Service and Employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

Our Board of Directors, following the recommendation of the compensation committee, approved the Compensation Policy attached hereto as Exhibit A on June 4, 2013, and recommends that our shareholders approve the Compensation Policy at the Meeting.

The proposed Compensation Policy reflects the goals that our compensation committee and Board of Directors believe should be achieved by the structure and content of executive compensation.  The terms of the proposed Compensation Policy are intended to provide a compensation package for  each of our directors and officers that will adequately incentivize them to assist us in  reaching our long-term goals and assist in aligning their interests with the interests of our shareholders.  The guidelines and balances among fixed and variable compensation set forth in the proposed Compensation Policy will also enable us to maintain and recruit qualified senior officers and to enhance their motivation.

            It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Compensation Policy attached to the Proxy Statement as Exhibit A.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy or (ii) the total number of shares voted against the Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. Mr. Chaim Mer, our Chairman of the Board, may be deemed to be our “controlling shareholder” for purposes of the required “special majority” and may also be deemed to have a “personal interest” in the approval of the Compensation Policy due to the position he holds.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.

In the event this proposal is not approved by our shareholders, our Board of Directors may still approve the Compensation Policy following additional discussion by our compensation committee and Board of Directors and subject to specific requirements under the Israeli Companies Law.

IV. APPROVAL OF AMENDMENTS TO THE COMPANY’S 2003 ISRAELI SHARE OPTION PLAN
(Item 4 on the Proxy Card)

On November 30, 2003, we adopted our 2003 Israeli Share Option Plan, or the 2003 Plan, under which options to purchase up to an aggregate 446,957 ordinary shares (subject to standard adjustments)  may be granted to directors, employees, consultants, advisors, service providers, controlling shareholders and other persons not employed by us or by our affiliates.  Any options which are canceled or forfeited within the option period will become available for future grants.

The 2003 Plan is administered by our Board of Directors or a committee of the Board of Directors, if appointed, which has the authority, subject to applicable law, to determine the persons to whom options will be granted, the terms and conditions of the respective options, including the time and the extent to which the options may be exercised, to designate the type of options and to make an election as to the type of Approved 102 Option.  The exercise price of options granted under the 2003 Plan will be based on the fair market value of our ordinary shares and is determined by the Board of Directors or the committee at the time of the grant. Pursuant to the terms of the 2003 Plan, it is scheduled to expire on November 29, 2013, unless earlier terminated by the Board of Directors.

Options granted under the 2003 Plan are not assignable or transferable by an optionee, other than by will or by laws of descent and distribution, and during the lifetime of an optionee may be exercised only by the optionee or by the optionee’s legal representative.  Such options may be exercised as long as the optionee is employed by us, or providing services to us or any of our affiliates, to the extent the options have vested. At June 28, 2013, options to purchase 179,750 ordinary shares were outstanding under the 2003 Plan, exercisable at an average exercise price of $2.01 per share.  As of the date of this proxy statement, 180,537 ordinary shares are available for future option grants under the 2003 Plan.

Our Board of Directors determined to adopt several amendments to the 2003 Plan, as indicated on the form of the 2003 Plan attached hereto as Exhibit B. These proposed amendments include:

•	To extend the term of the 2003 Plan by ten years so that the 2003 Plan will expire on November 30, 2023, unless further extended;

•
To increase the number of ordinary shares issuable under the 2003 Plan by an additional 500,000 ordinary shares, so that we will be entitled to issue up to 946,957 ordinary shares under the 2003 Plan; and

•
To clarify that the Board of Directors or the stock option committee, as the case may be, may permit options to continue to be in effect following termination of employment, so long as the resolution is adopted prior to expiration of the options as a result of the termination and there is no change in the original expiration date of the options.

The foregoing description of the proposed amendments is only a summary, and shareholders should review the full text of the proposed amendments, which is attached hereto as Exhibit B. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”

            It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to amend the Company’s 2003 Israeli Share Option Plan as set forth in as set forth in Exhibit B to the Proxy Statement and as described in the Proxy Statement.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

V. APPROVAL OF AMENDMENTS TO THE COMPANY’S 2006 STOCK OPTION PLAN
(Item 5 on the Proxy Card)

In June 2006, we adopted our 2006 Stock Option Plan, or the 2006 Plan, under which up to 200,000 ordinary shares could be issued (subject to standard adjustments) to employees, officers and non-employee directors of us and our affiliates.  At our annual general meeting held on August 25, 2011, our shareholders approved an increase in the number of ordinary shares issuable under the 2006 Plan to 400,000 ordinary shares.  Ordinary shares as to which an option granted under the 2006 Plan has not been exercised at the time of its expiration, cancellation or forfeiture may again be subject to new awards under the 2006 Plan.  The total number of ordinary shares with respect to which options may be granted to any eligible employee during any period of 12 consecutive months may not exceed 150,000 ordinary shares (subject to adjustment as provided in the 2006 Plan).  At June 28, 2013, options to purchase 158,500 ordinary shares were outstanding under the 2006 Plan, exercisable at an average exercise price of $1.62 per share. As of the date of this proxy statement, 121,500 ordinary shares are available for future option grants under the 2006 Plan.

Our Board of Directors determined to increase the number of ordinary shares issuable under the 2006 Plan by an additional 150,000 ordinary shares, so that we will be entitled to issue options to purchase up to 550,000 ordinary shares under the 2006 Plan.

            It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to increase the number of ordinary shares issuable under the Company’s 2006 Plan by an additional 150,000 ordinary shares, so that the Company will be entitled to issue options to purchase up to 550,000 ordinary shares under the 2006 Stock Option Plan.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

VI. APPROVAL OF THE GRANT OF OPTIONS AND THE 2013-2014 BONUS PLAN FOR EYTAN BAR,
OUR CHIEF EXECUTIVE OFFICER
(Item 6 on the Proxy Card)

Under the Israeli Companies Law, the compensation of our chief executive officer must be approved by our compensation committee, Board of Directors and our shareholders, with a “special majority” requirement.

Mr. Eytan Bar has served as our chief executive officer since December 2003 and as our president from December 2003 to February 2008.  As reflected in the Compensation Policy, we believe that the compensation of our executive officers should consist of both fixed and variable compensation, rewarding the executive officers for their achievements and contribution to our business with a long-term view.  Accordingly, our compensation committee and Board of Directors propose to approve an option grant and a 2013-2014 bonus plan for Mr. Bar.

Under Amendment No. 20, when approving the terms of services of a director prior to the adoption of a compensation policy, the compensation committee and the board of directors should review, discuss and approve the terms of service in light of certain considerations set by Amendment No. 20.  In their deliberations and resolutions, the members of the compensation committee discussed all such considerations and noted the expertise and past service of Mr. Bar, the importance of setting goals and compensating the chief executive officer for achieving the goals and the importance of structuring the chief executive officer’s compensation with a long-term view.  In addition, our compensation committee and Board of Directors noted that the proposed option grant and bonus plan are in line with the Compensation Policy proposed to be adopted by our shareholders at the Meeting (see Item III).

Option Grant

Our compensation committee and Board of Directors approved, and recommend that our shareholders approve, in light of the requirements of Amendment No. 20, the grant to Mr. Bar of options to purchase 80,000 ordinary shares, or the Option Grant.  The options will be granted under our 2003 Plan and will vest in four equal annual installments, commencing on May 8, 2014 (i.e., options to purchase 20,000 ordinary shares will vest on each of May 8, 2014, May 8, 2015, May 8, 2016 and May 8, 2017).  The options will expire on the fifth anniversary of the date of the Meeting unless earlier terminated pursuant to the terms of the 2003 Plan.  The exercise price per share of the options will be equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the date of the Meeting.  For more information regarding options issued under the plan, see Item IV and the 2003 Plan attached hereto as Exhibit B.

In connection with the approval of the option grant, our compensation committee and Board of Directors considered, among other issues, the following:

•	Equity-based compensation aligns Mr. Bar’s interests with those of our shareholders;

•	Equity-based compensation provides Mr. Bar with a long-term incentive, without increasing our cash expenses; and

•	The vesting schedules of the proposed option grant is in line with the long-term purposed of the compensation scheme; and

•	The value on the date of grant of the option is within the boundaries set forth in the Compensation Policy.

2013-2014 Bonus Plan

Our compensation committee and Board of Directors approved, and recommend that our shareholders approve, that subject to the fulfillment of his obligations to us pursuant to his employment agreement, Mr. Bar will be entitled to a bonus under the following terms, or the 2013-2014 Bonus Plan:

•
The bonus will consist of (a) 10.5% of the first $2,000,000 of our net income before tax and before payment of management bonuses, or Adjusted Net Income, for 2013-2014; plus (b) 7.5% of our Adjusted Net Income exceeding $2,000,000 and up to $4,500,000 for 2013-2014.  The maximum bonus amount under this plan is $397,500 for 2013-2014.

•
In the event Mr. Bar’s employment is terminated or in the event we are a party to a material merger or acquisition (equal to 50% or higher of our valuation) during 2013-2014, Mr. Bar will be entitled to receive a pro-rated payment of the bonus for the period until the termination date or the closing date, as the case may be, calculated based on the period of actual employment until termination or closing, as the case may be, out of the two-year bonus plan period (i.e., in the event employment is terminated at the end of 2013, he will be entitled to only 50% of the bonus calculated based on our Adjusted Net Income for 2013);

•
One half of the bonus related to 2013 Adjusted Net Income will be paid after the approval of the financial statements for the year ended December 31, 2013 and the remaining balance (related to the aggregate Adjusted Net Income for 2013-2014) will be paid after the approval of the financial statements for the year ended December 31, 2014; and

•
In the event the bonus is based on inaccurate financial information, a revised calculation will be made based on the accurate information and the difference will be paid to Mr. Bar or repaid to us by him, as the case may be.

In connection with the approval of the 2013-2014 bonus plan, our compensation committee and Board of Directors considered, among other issues, the following:

•
The 2013-2014 Bonus Plan fulfills our objective of providing variable compensation to our executive officers with a long-term view as it takes into account our financial results during a period of two years;

•	The 2013-2014 Bonus Plan is based in its entirety on a measurable criteria of the success of our business and ensures that Mr. Bar’s bonus will be based on our actual results;

•
The 2013-2014 Bonus Plan is in line with the compensation terms of chief executive officers of similar size companies.  In addition, the ratio between the compensation of our chief executive officer and the average and median compensation of our other employees and contractors is reasonable and will not have a negative impact on labor relations in our Company;

•	The 2013-2014 Bonus Plan includes a cap for the maximum bonus that can be paid for such period; and

•	The payment terms of the 2013-2014 Bonus Plan incentivizes Mr. Bar to continue serving as our chief executive officer in the long-term.

Following the approval of the 2013-214 Bonus Plan, additional shareholder approval will not be required in connection with the payment of the bonus based on the terms of the approved bonus plan.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Option Grant and the 2013-2014 Bonus Plan of Mr. Eytan Bar, our chief executive officer, as described in the Proxy Statement, be, and they hereby are, approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The vote of the holders of a majority of the shares present, in person or by proxy, entitled to vote and voting on the matter will be required; provided, however, that such shareholder approval is required to also meet the “special majority” requirement set forth in Item III above.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a “controlling shareholder” or has a personal interest in the approval of the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For a detailed explanation of the term “personal interest,” see Item III.

In the event this proposal is not approved by our shareholders, our compensation committee and Board of Directors may still approve the proposed compensation, or any portions thereof, subject to specific requirements under the Israeli Companies Law.

VII. APPROVAL OF THE GRANT OF OPTIONS TO MR. LIOR SALANSKY, A NOMINEE FOR
DIRECTOR
(Item 7 on the Proxy Card)

Under the Israeli Companies Law, the compensation of a director must be approved by our Compensation Committee, Board of Directors and shareholders.

Mr. Lior Salansky served as a member of our Board of Directors since April 2, 2008 and as our President from February 2008 until June 2010.  In addition, since May 2013, Mr. Salansky has been providing us with additional consulting services with respect to potential business combinations and our ongoing business, products, services and potential customers.

Under Amendment No. 20, when approving the terms of services of a director prior to the adoption of a compensation policy, the compensation committee and the board of directors should review, discuss and approve the terms of service in light of certain considerations set by Amendment No. 20.  In their deliberations and resolutions, the members of the compensation committee discussed all such considerations and noted the expertise of Mr. Salansky, his prior employment with the Company and his ongoing and expected contribution to our business. Our compensation committee and Board of Directors concluded that providing Mr. Salansky with equity-based compensation will align Mr. Salansky's interests with those of our shareholders and will provide Mr. Salansky with a long-term incentive to contribute his talent and expertise to our company, without requiring an outlay of cash.  In addition, our compensation committee and Board of Directors noted that the proposed option grant is in line with the Compensation Policy proposed to be adopted by our shareholders at the Meeting (see Item III).

 Our compensation committee and Board of Directors approved, and recommend that our shareholders approve, in light of the requirements of Amendment No. 20, the grant to Mr. Salansky of options to purchase 40,000 ordinary shares.  The options will be granted under our 2003 Plan and will vest in four equal annual installments, commencing on June 4, 2014 (i.e., options to purchase 10,000 ordinary shares will vest on each of June 4, 2014, June 4, 2015, June 4, 2016 and June 4, 2017).  The options will expire on the fifth anniversary of the date of the Meeting unless earlier terminated pursuant to the terms of the 2003 Plan.  The exercise price per share of the options will be equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the date of the Meeting.  For more information regarding options issued under the plan, see Item IV and the 2003 Plan attached hereto as Exhibit B.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to his re-election at the Meeting, that the option grant to Mr. Salansky, a director nominee, as described in the Proxy Statement, be, and it hereby is, approved.”

The Board of Directors recommends a vote FOR the foregoing resolution.

Subject to the approval of our Compensation Policy under Item III above, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.  If the Compensation Policy is not approved, the vote of the holders of a majority of the shares present, in person or by proxy, entitled to vote and voting on the matter will be required; provided, however, that such shareholder approval is required to also meet the “special majority” requirement set forth in Item III above.

As a “special majority” may be required, each shareholder voting on the proposal is required to indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the proposal.  Otherwise, to the extent the “special majority” set forth above will be required, the shareholder will not be eligible to vote on this proposal. For a detailed explanation of the term “personal interest,” see Item III.

VIII.   RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 8 on the Proxy Card)

Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a Member of Ernst & Young Global, as our independent public accountants in 1996 and has reappointed the firm as our independent public accountants since such time.

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accountants for the year ending December 31, 2013, pursuant to the recommendation of our Audit Committee and Board of Directors.  As a result of Kost Forer Gabbay & Kasierer’s familiarity with our operations and reputation in the auditing field, our Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as our independent registered public accountants.

At the Meeting, shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to determine the compensation of our independent registered public accountants in accordance with the volume and nature of their services.  With respect to fiscal year 2012, we paid Kost Forer Gabbay & Kasierer approximately $91,000 for audit services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of Mer Telemanagement Solutions Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2013, be and it hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

If the appointment of Kost Forer Gabbay & Kasierer is not approved by our shareholders, or if Kost Forer Gabbay & Kasierer ceases to act as our independent registered public accountants, or if the Audit Committee removes Kost Forer Gabbay & Kasierer as our independent registered public accountants, the Audit Committee will recommend another independent registered public accounting firm.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

IX.  REVIEW AND DISCUSSION OF AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, our auditor’s report and the audited consolidated financial statements for the year ended December 31, 2012 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2012, including the auditor’s report and consolidated financial statements for the year ended December 31, 2012, which was filed with the SEC on March 20, 2013, is available on our website at www.mtsint.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

X.  OTHER MATTERS

The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

By Order of the Board of Directors,

Alon Mualem
Corporate Secretary

Dated: June 28, 2013

Exhibit A

Mer Telemanagement Solutions Ltd.
Directors and Officers Compensation Policy

Table of Contents

1.	Purpose of the Document and its Contents		2
2.	General Background		2
	2.1.	The Goals of Compensation Policy for Officers	2
	2.2.	The main factors that are involved and that influence the determination of the organization's compensation policy for officers	3
	2.3.	The Business Environment and its Influence on the Subjectof Directors’ and Officers’ Compensation:	4
3.	The Compensation of Directors and Officers in view of the Company's Values and Business Strategy		4
	3.1.	The Ratio between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees)	4
	3.2.	The connection between business results of the Company and the Directors and Officers Compensation	5
4.	Basic concepts of Company's Compensation Policy		5
	4.1.	The Overall Compensation Policy	5
	4.1.1.	The ratio between the Components of the Overall Compensation Package of Officer s and Directors	5
5.	Components of Compensation		7
	5.1.	Base Salary	7
	5.1.1.	Determination of Fixed Salary for Officers.	7
	5.1.2.	The Principles for Periodic Examination and Updates of Salary	10
	5.2.	Variable Compensation	11
	5.2.1.	Performance based bonus	11
	5.3.	Additional terms and fringe benefits	15
6.	Conditions or Early Termination of Service		17
	6.1.	PriorNotice.	17
	6.2.	Termination Grant	17
	6.3.	Non-Competiton	18
7.	Indemnification and Insurance of Directors and Officers		18
8.	Maintenance of Compensation Policy – Responsibility and Authority		18

1.	Purpose of the Document and its Contents

The purpose of this document is to define, describe and specify the policy of Mer Telemanagement Solutions Ltd. (“MTS” or the “Company”) concerning compensation of Company directors and officers (as defined by the Israeli law (i.e., CEO, CEO's direct reports)), the scope of compensation, its components and the manner of its determination.

The determination of the compensation policy of the Company and its publication seeks to increase the transparency of the Company's activity as it relates to compensation of its directors and officers and to enhance the shareholders' ability to express their views and to influence the Company's compensation policy.

The policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this compensation policy does not grant any rights to the Company’s directors and officers, and the adoption of this compensation policy per se will not grant any of the Company’s directors and officer a right to receive any component of compensation set forth in this compensation policy. The components of compensation to which a director or officer will be entitled will be exclusively those that are determined specifically in relation to him by the Compensation Committee, Board and General Meeting, as the  case may be, and subject to the provisions of any law.

It is clarified that in the event a director or an officer receives compensation that is less than the compensation in accordance with this compensation policy, it will not be regarded as a deviation from this compensation policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.

2.	General Background

2.1	The Goals of Compensation Policy for Officers

The compensation policy for MTS directors and officers is intended to assist in achieving the goals of the Company and its work plans with a long term view and to ensure that:

2.1.1	The interests of the directors and officers of the Company will be as close as possible and in the closest possible conformity to the interests of the Company’s shareholders.

2.1.2	The Company will be able to recruit and retain senior managers who have the ability to lead the Company to business success and to confront the challenges the Company faces.

2.1.3	The directors and officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

2.1.4
An appropriate balance will be created between the various components of compensation - fixed components vs. variable components, short-term vs. long-term, and compensation in cash vs. equity based compensation.

2.2	The main governing bodies that are involved and that influence the determination of the Company's compensation policy for directors and officers

The governing bodies that are involved in the determination of compensation policy for the MTS directors and officers are:

The Board's Compensation Committee  - recommends to the Board concerning the compensation policy for directors and officers, the extension of the term of the compensation policy and its update to the extent required, approves the terms of service and employment of directors and officers, and may decide to exempt a transaction from the need to receive the approval of the General Meeting (in cases it is  the Committee's understanding that the presentation of the transaction for approval by the General Meeting, will prevent the transaction with a candidate  for a CEO position).

Board of Directors - Approval of the compensation policy for directors and officers, periodic examination of the compensation policy and responsibility for its update to the extent required.

The General Meeting of shareholders - Approval of the compensation policy for directors and officers, to the extent that such approval is required by law.

2.3	The Business Environment and its Influence on the Subject of Directors’ and Officers' Compensation:

Being a public company engaged in the development of software systems for the communications market, MTS faces the ongoing task of recruiting and retaining leading managers and professionals, in competition with other companies operating in the same field. The field of software generally, and specifically as it relates to the communications market, is characterized by the tremendous dynamism and rivalry over quality employees and managers. As of the date of this document (May 2013) there has not been any particular shortage of quality managerial manpower with expertise in the Company's particular field of business. However, given the dynamic nature of the field, which features numerous players including a number of very large companies, there is a concern that such a shortage may emerge during the coming years. The Company's compensation policy is intended, inter alia, to ensure the Company's ability to recruit and retain the quality managerial manpower that it requires for the continued and successful development of its business, considering the challenges characterizing the employment market in which it operates.

3.	The Compensation of the Directors and Officers in view of the Company's Values and Business Strategy

3.1	The Ratio Between Compensation of the Directors and Officers and the other Employees of the Company (including contractor employees):

The Company sees a need to compensate its directors and officers for their contribution to its business success over time and having consideration for the broad areas of responsibility and authority imposed upon them.

However, given that the Company employs a relatively small number of employees, most of whom have specialized professional expertise, the Company acknowledges the importance of appropriate compensation for all of the Company’s employees, and of maintaining a reasonable ratio between the overall compensation of directors and officers to the compensation of other Company employees.

The Compensation Committee and the Board examined the ratio between the terms of service and employment of each of the directors and officers of the Company and the average and median compensation of the other Company employees, and the ratio between the terms of service and employment of the directors and officers and the average and median of compensation of the other Company employees. In the opinion of the Compensation Committee and Board members, the ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation. In addition, it was also resolved that the ratio between the terms of service and employment of each one of the directors and officers (excluding equity compensation) and the average and median salary of the other Company employees would not exceed 10.

3.2	The connection between business results of the Company and the Directors and Officers Compensation.

The Company’s policy is that the overall compensation of the officers should be substantially influenced by the business results of the Company and by the personal contribution of each manager to the attainment of these results. To the extent that the managerial level is higher, there should be an increase in influence of business results and the personal contribution of each manager to the attainment of these results on the compensation of the manager. To that end, the higher the management level, the more substantial the relative weight attached to compensation components that are dependent upon performance will be.

4.	Basic concepts of Company's Compensation Policy

4.1	The Overall Compensation Policy

The overall compensation of each employee and especially of the officers should be built from a number of components, so that each component rewards the employee for a different aspect of his contribution to the Company.

•
Fixed base salary - intended to compensate the employee for the time spent in carrying out his work for the Company and for execution of the ongoing tasks of his position on a daily basis. The base salary represents the employees' skills on one hand (such as: experience, job knowledge, expertise, education, professional qualifications, etc.) and on the other hand, the job requirements and the scope of authority and responsibilities of the employee.

•
Social and Incidental Benefits - some of which are statutorily defined (pension savings, severance contributions, loss of work capacity insurance, vacation, sick leave, etc.), some of which reflect standard work market practice (such as savings in education funds in Israel while maximizing the inherent advantages for the employee in the tax benefits offered by the State of Israel) and some of which are intended to supplement the fixed salary and to compensate the employee for expenses incurred in the performance of his work (such as travel costs).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) - Is intended to compensate the employee for his achievements and contribution to the Company’s goals during the period for which the variable compensation is paid. In general, the weight ascribed to this component as a part of the total compensation package increases as the employee is in a more senior position.

•
Equity based compensation - is intended to tie between the maximization of shareholders’ value as expressed in the value of the Company’s shares in the long-term and the compensation given to managers and employees of the Company. This compensation creates proximity between the interests of the employees and managers and the shareholders, and thus assists in creating motivating and retaining the key positions holders in the Company.

In order to ensure consistency between all of the compensation components, in their deliberations for the approval of each of the components of compensation for the officer, the Compensation Committee and the Board of Directors will be presented with the entire compensation package of the officer.

4.1.1	The ratio between Components of the Overall Compensation Package of Officer and Directors

The range of the appropriate ratio between the components of the compensation package for a given year for the Company’s directors and officers is expressed in the following table.

Position	Fixed Salary (including accompanying conditions)	Variable Compensation (cash and equity)*
Active Chairman of the Board	70% - 100%	0% - 30% **
CEO	60% - 75%	25% - 40%
CFO	65% - 85%	15% - 35%
CEO of US Subsidiary	65% - 85%	15% - 35%
Outside Director	100%	-
Active Business Director	40%- 80%	20% - 60% **
Other Director	100%	-

* The planned range (ratio) for variable compensation is based achieving the company's target. The actual ratio may deviate from these ranges due to actual results of the company during a certain period.

** Variable compensation for these directors will include equity based compensation. These percentages will be calculated based on the cash compensation approved in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”). Deviations from these ranges will be permitted in the event all or a portion of the cash compensation approved in accordance with the requirements of the Companies Law is converted to equity compensation.

5.	Components of Compensation

5.1	Base Salary

5.1.1
Determination of fixed salary for officers -The fixed salary for an officer shall be determined in the course of negotiations for his recruitment to a position with the Company, to be conducted by his direct designated supervisor (for the CEO - the Chairman of the Board or person appointed by him for that purpose, for the other officers - the CEO or person appointed by him for that purpose), and will be subject to the compensation policy. The salary level shall reflect the skills of the intended officer, expertise, professional experience, achievements and the degree of suitability for the position. In addition, a comparative compensation study shall be conducted with respect to the customary salary in the relevant market for similar positions in similar companies at that time.

As the officers are senior position holders, within the meaning of the Hours of Work and Rest Law, the Hours of Work and Rest Law shall not apply to the officers, and they shall not be entitled to compensation for work during overtime or during the weekend.

5.1.1.1	Comparison to the Market (Benchmark)

For purposes of determining the salary range for recruiting a new officer, the Company will consider the customary salary in the relevant market, based on external knowledge from an expert in the field, or based on public knowledge and information related to similar positions and companies. For purposes of the comparison, companies will be chosen that fulfill the largest possible number of the following characteristics:

•	Companies that are engaged in the field of software for communications companies or in as close as possible technological fields;

•	Public companies whose shares are traded in the stock exchange and their market value and/or income level and/or profitability level are close to that of MTS;

•	Companies that are in competition with MTS for management manpower in general, and for senior officers in particular;

•	Companies that employ manpower on a scale similar to that of MTS.

It is understood that comparable companies for which it is not possible to obtain reliable information regarding the salary of officers, will not be included in the comparison, even if they meet a large number of the aforementioned characteristics.

In the recruitment of officers outside of Israel, the comparison shall be made with holders of similar positions in companies in the relevant geographic market.

The comparison will encompass all of the components of the compensation package, and will include (to the extent that the information exists):

•	Customary range for base salary in similar positions (including the division within the range);

•	Customary range for annual grants;

•	Customary range for equity based compensation;

•	Customary fringe and other benefits.

5.1.1.2
Internal comparison - before determining the salary of a new officer, the internal salary gaps and their anticipated effect on labor relations in the Company as a whole and on its management will be taken into consideration, placing an emphasis on:

•	the salary gap between an officer and other officers in the Company;

•	the salary gap between an officer and the other employees of the Company;

•	if there are employees holding similar positions in the Company - the salary gap between the officer and the holders of similar positions.

5.1.1.3	Directors Salary:

The salary of outside directors will be determined in accordance with the Compensation Regulations for Outside Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations, including in view of their position as financial experts.

Others directors may be entitled to a fixed monthly salary and to additional payment for each meeting of the Board of Directors or the Board of Directors’ committees, in which they participate.

The directors will only be entitled to compensation that is specifically provided for in this document.  In addition, directors will be entitled to reimbursement for expenses incurred in trips overseas for work purposes.

The salary of the Chairman of the Board will be determined in accordance with the criteria set forth in section 4.1.1. As of the date hereof, the Chairman of the Board is one of the existing shareholders in the Company. In the event that the Company decides in the future to employ an active chairman who is not a shareholder of the Company or to change the terms of service as set forth herein, it will be presented to the Compensation Committee, the Board of Directors and the General Meeting.  As of the date hereof, the salary of the Chairman of the Board is $7,000 a month (part time position - 20%) together with reimbursement of expenses such as trips overseas or entertainment in connection with the Company’s business.

The base monthly maximum salary for Company officers will be:

Position	Maximum
CEO (Israeli)	NIS 70,000
Officer subordinate to the CEO	NIS 50,000
CEO of US Subsidiary*	$ 20,000

*The salary will be paid in U.S. Dollars.

5.1.2	The Principles for Periodic Examination and Updates of Salary

In order to retain the officers in their positions in the long term, the fixed salary of the officers will be periodically examined, in comparison with the relevant market for similar position holders and in light of the business position of the Company.  If necessary, a proposal for the revision of the salary of officers (or some of them) will be prepared and brought for the approval in accordance with the provisions of the Companies Law.

5.1.2.1	Linkage to changes in price Index.

The salary of the officers will not be automatically linked to changes in price Index.

5.2	Variable Compensation

The components of the variable compensation are intended to achieve the following goals:

•
Making part of the officers compensation contingent upon the achievement of results and business goals that, from a long term perspective, will maximize the value for the Company’s shareholders and will create a shared interest of the officers and the shareholders.

•	Increasing the motivation of officers to achieve the Company’s targets on an ongoing basis.

•	Matching some of the Company compensation expenses to its performance and increasing its financial and operative flexibility.

5.2.1	Performance-based bonus

The Company’s officers will be entitled to a bi-annual, performance based bonus, based on a bi-annual bonus plan which will be approved in accordance with the provisions of the Companies Law.

5.2.1.1	Principles

The bonus plan shall include the following provisions:

•	The duration of the bonus plan - the duration shall be at least two years;

•	The financial measure for calculating the bonus for an officer shall be chosen from between the Income before tax and/or EBITDA and/or Revenues.

•	The percentage from the selected measure that will be paid to each officer as a bonus - The bonus plan will determine at least two performance levels that will define the variable bonus to be paid.

•	The threshold condition for the payment of the bonus will be the existence of Income before tax during the plan period.

•	The determination of the maximum bonus (in terms of the maximum value of the measure for which the bonus will be paid).

5.2.1.2	Determination of the annual bonus budget

The overall annual budget for bonus for officers shall be determined in accordance with the aggregate maximum sums of bonus for all the officers.

5.2.1.3	Method of Determining the Sum of the bonus

•	The bonus shall be calculated as a percentage of the Income before tax, according to the following ranges:

o	CEO: 7.5%-10.5%

o	Officer subordinate to CEO: 3%-7.5%

•	The bonus will be paid for up to a pre-tax profit of 4.5 million dollars. There will be no additional payment beyond that.

•	The percentage may vary between officers in accordance with their position and degree of responsibility.

5.2.1.4	The Payment Process of the Bonus

•	The annual bonus amount that should be paid based on the bonus plan will be reported to the Board of Directors together with the approval of the Company's annual financial statements.

•	The Board of Directors will be entitled to reduce the annual Bonus of an officer based on its discretion, taking into account the following factors:

•	Dissatisfaction with the overall managerial functioning of the officer

•	The departure of the officer was under circumstances that justify, based on the Board of Directors' discretion, the denial of severance pay.

The bonus shall be paid together with the officers’ first salary after the Board of Directors' approval of the annual financial statements.

5.2.1.5	The process for paying the bonus.

•	50% of the bonus for the first year of the bonus plan will be paid after the approval and publication of the annual financial results of the Company.

•	The balance of the bonus will be paid after the approval and publication of the financial results of the Company for the second year of the bonus plan.

•
In the event of an officer leaving during the bonus plan period, he will be entitled to a partial pro-rated bonus payment according to the period he was employed by the Company out of the total period of the bonus plan.

5.2.1.6	The Possibility of refunding or Supplementing Sums out of the bonus paid to Officers.

In the case that it may become known in the future that the bonus payment was based on an inaccurate data which will require a restatement of the Company's financial statements, the excess payments made to the officer shall be returned by the officer to the Company or the additional required payments shall be made to officer by the Company, as the case may be, within 6 months of the publication of the restated financial statements.

5.2.2	Equity Based Compensation

As part of the overall directors and officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, the aim of which is to establish proximity of interest between the relevant directors and officers and the shareholders of the Company.  Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, MTS will offer its directors and officers the option of participating in an equity compensation plan, based on the following:

5.2.2.1	Tools of Equity Compensation

Subject to having received the approvals required under the Companies Law, the Company will consider offering its directors and officers to participate in the allocation of options to acquire the Company’s shares. The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the officers are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The option grants presented for approval shall include the following details:

•	The maximum number of options to be granted.

•	The value of the equity based compensation (at the time of grant) per year, for each officer, shall not exceed that which is stipulated in section 4.1.1.

•	The exercise price of the options will not be lower than the known closing price in the NASDAQ market at the date of grant.

•	The allocation of options between the various optionees and the existence of reserves for grants to officers who may join the Company during the period of the plan.

•	The vesting period of the options shall not be less than three years.

•	The possibility of defining the maximum value for exercising of an option.

•	The possibility of conditioning the vesting of part or all of the options of some of the optionees, upon the achievement of predetermined performance goals.

•	The expiration date of the options shall not be shorter than a year after the vesting date of each portion and shall not be longer than ten years after the grant date;

•	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company ownership.

5.2.2.2	Option Grants

Subject to the approvals required under the Companies Law, the Company will consider grant of options to purchase shares of the Company to certain directors and officers, pursuant to the provisions of the approved option plan.

When a new officer joins the Company during the period of an option plan, the Company will consider granting options to the joining officer out of the existing reserve in the option plan.

The Company will be able to allocate options to directors who are involved in the ongoing business activity of the Company and to an active Chairman of the Board, and in accordance with the provisions of law that are applicable on the grant date.  An allocation to directors shall be approved in accordance with the provisions of the Companies Law, and shall be carried out in accordance with the provision of the standard options plan of the Company, and from out of the existing reserve in the option plan.

5.2.2.3	Option Exercises

With the vesting of each portion of the options granted, each director and officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.3	Additional terms and fringe benefits

5.3.1	Pension Contributions

The Company will contribute its portion of pension fees to a pension fund (or a number of pension fund) or to a pension arrangement agent, all in accordance with the written choice of the officer in Israel and in accordance with applicable law. The contributions will be made exclusively from the fixed salary of the officer and will not include any other components of compensation. The Company's contributions of pension fees are contingent upon the appropriate contributions of the officer's portion of the pension fees out of the officer's salary.

The Company will insure the officers for loss of working capacity as part of the officers’ membership in a pension fund or with an additional managers' insurance policy.  The Company's contributions to the insurance of loss of working capacity shall not exceed 2.5% of the fixed salary of the officer.

Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law, at the time of the renewal of agreements or the recruitment of a new officer, and the Company shall contribute the severance payments of the officer to the pension fund/managers insurance, in accordance with the officer’s choice concerning the contributions to pension insurance.

For an officer in the U.S.A., the Company will make a contribution of up to 5% of the contribution of the officer to the Company’s 401(k) Plan. In addition, the Company will pay for medical insurance that also includes coverage for dental treatment.

5.3.2	Education Fund

The Company will contribute 7.5% of the officer's salary in Israel, up to the tax ceiling, and will deduct an additional 2.5% of the officer’s salary and will transfer these amounts on a monthly basis to an education fund to be chosen by the officer.

5.3.3	Company car

The Company will allow officers in Israel to waive part of their salary in consideration for the Company placing a car at their disposal for their personal use, as customary in their position in a method of operational leasing. The Company will not bear the cost of the tax applicable to the value of the use of the vehicle for new officers. The Company currently bears the tax cost for the value of the car placed at the disposal of officers in Israel, as a component that does not carry entitlement for social benefits. The officer can receive the vehicle component (based on its cost to the Company) as part of the monthly salary, as a component that does not carry entitlement for social benefits.

5.3.4	Mobile Phone

The Company will place a mobile phone at the officer's disposal for his business and personal use, to be chosen by the Company. To the extent technically possible, the officer will be able to use a mobile phone that is in his possession and the Company will pay the cost of use of the mobile phone (not including the cost of the mobile phone itself).

The officer will be liable for any tax that may be applicable to the use of mobile phone at the Company's expense.

5.3.5	Expenses and incidentals

The officer will be entitled to participate in an arrangement for meals during work hours as stipulated in the work procedures pertaining to all of the Company’s employees.

The officer will be liable for any tax that applies to a benefit stemming from this right.

5.3.6	Annual Vacation

An officer will be entitled to an annual vacation and to accumulate it as per the scope indicated in the annual vacation charts in the Company’s procedures (or in accordance with the Annual Leave Law, if these charts are not included in the Company's procedures).

5.3.7	Sick Leave

An officer will be entitled to be absent from work by reason of illness in accordance with the provisions of the Sick Pay Law. An officer will be entitled to full payment for the days during which he was absent from work due to illness, commencing on the first day of absence.

5.3.8	Convalescence pay

An officer in Israel shall be entitled to the payment of convalescence pay in accordance with the Convalescence Pay Law.

6.	Conditions for Termination of Service

6.1	Prior Notice

An officer will be entitled to a prior notice period in accordance with the following table:

Position	Early Notice Period
CEO	3-6 months
Officer subordinate to the CEO	2-6 months

The prior notice period for each officer shall be approved in accordance with the approvals required under the Companies Law.

During the prior notice period, the officer will be required to continue the fulfillment of his duties, unless the Company specifically releases him from that obligation, and in that case he will be entitled to all of the terms of his employment, with no changes, during that period.

6.2	Termination Grant

The Company may provide its officers a termination grant which shall not exceed the scale specified in the table below:

Level	Resignation Grant
CEO	up to 3 months
Officer subordinate to the CEO	up to 2 months

Termination grants shall be approved for an officer who meets all of the following conditions:

•	He was employed by the Company for at least two years;

•	During his employment period he substantively contributed to the promotion of the Company’s business as specified in the document presented to the Compensation Committee.

•	The officer's termination does not involve circumstances that, according to the Compensation Committee’s judgment, justify the denial of severance pay.

•	The Company’s CEO (or the Chairman of the Board in the event of a departing CEO) recommended the payment of a termination grant.

The inclusion of a section in the employment agreement that provides for payment of a termination grant will be presented for the approvals required under the Companies Law. For the removal of any doubt, such section will not provide for payment of a termination grant that deviates from the aforementioned conditions.

The termination grant will be paid on the date of the termination of employment and will be equivalent to the base salary of the officer multiplied by the number of months as specified in the chart above and as approved, without any additional components

6.3	Non-Competition

The officers will provide a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than one year from the termination date of their employment by the Company.

7.	Indemnification and Insurance of Directors and Officers

The directors and officers will be covered by a directors and officers liability insurance policy, to be periodically purchased by the Company subject to receipt of approvals required under the Companies Law.  The Company grants, and will continue to grant, letters of indemnification to directors and officers, subject to the receipt of approvals required under the Companies Law.

8.	Maintenance of Compensation Policy - Responsibility and Authority

8.1	The CFO of the Company shall be responsible for maintaining the compensation policy is up-to-date.

8.2
The Compensation Committee will examine the provisions of the compensation policy fromtime to time in accordance with its discretion. Updates to this compensation policy will beapproved pursuant to the requirements of the Companies Law.

Exhibit B

MER TELEMANAGEMENT SOLUTIONS LTD.

2003 ISRAELI SHARE OPTION PLAN

(*In compliance with Amendment No. 132 of the Israeli Tax Ordinance, 2002)

This plan, as amended from time to time, shall be known as MER Telemanagement Solutions Ltd. 2003 Israeli Share Option Plan (the “ISOP”).

1.	PURPOSE OF THE ISOP

The ISOP is intended to provide an incentive to retain, in the employ of the Company and its Affiliates (as defined below), persons of training, experience, and ability, to attract new employees, directors, consultants, service providers and any other entity which the Board shall decide their services are considered valuable to the Company, to encourage the sense of proprietorship of such persons, and to stimulate the active interest of such persons in the development and financial success of the Company by providing them with opportunities to purchase shares in the Company, pursuant to the ISOP.

2.	DEFINITIONS

For purposes of the ISOP and related documents, including the Option Agreement, the following definitions shall apply:

2.1	“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

2.2	“Approved 102 Option” means an Option granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Optionee.

2.3	“Board” means the Board of Directors of the Company.

2.4	“Capital Gain Option” as defined in Section 5.4 below.

2.5
“Cause” means, (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any refusal to carry out a reasonable directive of the chief executive officer, the Board or the Optionee’s direct supervisor, which involves the business of the Company or its Affiliates and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Affiliates; (iv) any breach of the Optionee’s fiduciary duties or duties of care of the Company; including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Board to be materially detrimental to the Company.

2.6	“Chairman” means the chairman of the Committee.

2.7	“Committee” means a stock option committee of the Board, designated from time to time by the resolution of the Board, which shall consist of no fewer than two members of the Board.

2.8	“Company” means MER Telemanagement Solutions Ltd, an Israeli company.

2.9	“Companies Law” means the Israeli Companies Law 5759-1999.

2.10	“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

2.11	“Date of Grant” means, the date of grant of an Option, as determined by the Board or authorized Committee and set forth in the Optionee’s Option Agreement.

2.12	“Employee” means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, but excluding Controlling Shareholder.

2.13	“Expiration date” means the date upon which an Option shall expire, as set forth in Section 10.2 of the ISOP.

2.14	“Fair Market Value” means as of any date, the value of a Share determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation the Nasdaq National Market, or the Nasdaq SmallCap Market of the Nasdaq Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable.

Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be;

(ii) If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(iii) In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

2.15	“ISOP” means this 2003 Israeli Share Option Plan, as amended from time to time.

2.16	“ITA” means the Israeli Tax Authorities.

2.17	“Non-Employee” means a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

2.18	“Ordinary Income Option” as defined in Section 5.5 below.

2.19	“Option” means an option to purchase one or more Shares of the Company pursuant to the ISOP.

2.20	“102 Option” means any Option granted to Employees pursuant to Section 102 of the Ordinance.

2.21	“3(i) Option” means an Option granted pursuant to Section 3(i) of the Ordinance to any person who is Non- Employee.

2.22	“Optionee” means a person who receives or holds an Option under the ISOP.

2.23	“Option Agreement” means the share option agreement between the Company and an Optionee that sets out the terms and conditions of an Option.

2.24	“Ordinance” means the Israeli Income Tax Ordinance [New Version] 1961 as now in effect or as hereafter amended.

2.25	“Purchase Price” means the price for each Share subject to an Option.

2.26	“Section 102” means section 102 of the Ordinance as now in effect or as hereafter amended.

2.27	“Share” means the ordinary shares, NIS 0.01 par value each, of the Company.

2.28	“Successor Company” means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity.

2.31
“Transaction” means (i) merger, acquisition or reorganization of the Company with one or more other entities in which the Company is not the surviving entity, (ii) a sale of all or substantially all of the assets of the Company.

2.30	“Trustee” means any individual appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

2.31	“Unapproved 102 Option” means an Option granted pursuant to Section 102(c) of the Ordinance and not held in trust by a Trustee.

2.32	“Vested Option” means any Option, which has already been vested according to the Vesting Dates.

2.33
“Vesting Dates” means, as determined by the Board or by the Committee, the date as of which the Optionee shall be entitled to exercise the Options or part of the Options, as set forth in section 11 of the ISOP.

3.	ADMINISTRATION OF THE ISOP

3.1
The Board shall have the power to administer the ISOP either directly or upon the recommendation of the Committee, all as provided by applicable law and in the Company’s Articles of Association. Notwithstanding the above, the Board shall automatically have residual authority: (i) if no Committee shall be constituted or; (ii) if such Committee shall cease to operate for any reason or; (iii) with respect to the rights not delegated by the Board to the Committee. In the event that no Committee shall be appointed, any reference to the Committee in the ISOP or in the Option Agreement shall refer to the Board.

3.2
The Committee shall select one of its members as its Chairman and shall hold its meetings at such times and places as the Chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable. Subject to applicable law, any member of such Committee shall be eligible to receive Options under this ISOP while serving on the Committee, unless otherwise specified herein.

3.3
The Committee shall have the full power to and authority to, subject to limitation under the terms and provisions of any applicable law and subject to changes according to the Board’s decisions: (i) designate participants; (ii) determine the terms and provisions of the respective Option Agreements (which need not be identical), including, but not limited to, provisions concerning the time and the extent to which the Options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the Fair Market Value of the Shares covered by each Option; (iv) make an election as to the type of Approved 102 Option; (v) designate the type of  Options; (vi) alter any restrictions and conditions of any Options or Shares subject to any Options (vii) interpret the provisions and supervise the administration of the ISOP; (viii) accelerate the right of an Optionee to exercise in whole or in part, any previously granted Option; (ix) determine the Purchase Price of the Option; (x) prescribe, amend and rescind rules and regulations relating to the ISOP; (xi) determine a themaximum exercise value of the Options and the mechanism to preserve such maximumexercise value and (xii) make all other determinations deemed necessary or advisable for the administration of the ISOP.

3.4
Notwithstanding the above, the Committee shall not be entitled to grant Options to the Optionees, however, it will be authorized to issue Shares underlying Options which have been granted by the Board and duly exercised pursuant to the provisions herein in accordance with section 112(a)(5) of the Companies Law.

3.5
The Board  ~~or the Committee~~ shall have the authority to grant, at its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to, lower than or higher than the Purchase Price of the original Option so surrendered and canceled and containing such other terms and conditions as the Board  ~~or the Committee~~ may prescribe in accordance with the provisions of the ISOP.

3.6
Subject to the Company’s Articles of Association, all decisions and selections made by the Board or the Committee pursuant to the provisions of the ISOP shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Option to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Company’s Articles of Association, as the same may be in effect from time to time.

3.7	The interpretation and construction by the Committee of any provision of the ISOP or of any Option Agreement thereunder shall be final and conclusive unless otherwise determined by the Board.

3.8
Subject to the Company’s Articles of Association and the Company’s determination to provide indemnification to a member of the board or the Committee, and to all approvals legally required, including, but not limited to the provisions of the Companies Law, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the ISOP unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Company's Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

4.	DESIGNATION OF PARTICIPANTS

4.1
The persons eligible for participation in the ISOP as Optionees shall include any Employees and/or Non-Employees of the Company or of any Affiliate; provided, however, that (i) Employees may only be granted 102 Options; (ii) Non-Employees may only be granted 3(i) Options; and (iii) Controlling Shareholders may only be granted 3(i) Options.

4.2
The grant of an Option hereunder shall neither entitle the Optionee to participate nor disqualify the Optionee from participating in, any other grant of Options pursuant to the ISOP or any other option or share plan of the Company or any of its Affiliates.

4.3
Anything in the ISOP to the contrary notwithstanding, all grants of Options to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5.	DESIGNATION OF OPTIONS PURSUANT TO SECTION 102

5.1	The Company may designate Options granted to Employees pursuant to Section 102 as Unapproved 102 Options or Approved 102 Options.

5.2
The grant of Approved 102 Options shall be made under this ISOP adopted by the Board as described in Section 15 below, and shall be conditioned upon the approval of this ISOP by the ITA as required by Section 102.

5.3	Approved 102 Option may either be classified as a Capital Gain Option (“CGO”) or an Ordinary Income Option (“OIO”).

5.4	Approved 102 Option elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGO.

5.5	Approved 102 Option elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein as OIO.

5.6
The Company’s election of the type of Approved 102 Options as CGO or OIO granted to Employees (the “Election”), shall be appropriately filed with the ITA before the Date of Grant of an Approved 102 Option. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Option under this ISOP and shall remain in effect at least until the end of the year following the year during which the Company first granted Approved 102 Options. The Election shall obligate the Company to grant only the type of Approved 102 Option it has elected, and shall apply to all Optionees who were granted Approved 102 Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Options simultaneously.

5.7	All Approved 102 Options must be held in trust by a Trustee, as described in Section 6 below.

5.8
For the avoidance of doubt, the designation of Unapproved 102 Options and Approved 102 Options shall be subject to the terms and conditions set forth in Section 102 of the Ordinance and the regulations promulgated thereunder.

5.9
With regards to Approved 102 Options, the provisions of the ISOP and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the ISOP and of the Option Agreement. Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the ISOP or the Option Agreement, shall be considered binding upon the Company and the Optionees.

6.	TRUSTEE

6.1
Approved 102 Options which shall be granted under the ISOP and/or any Shares allocated or issued upon exercise of such Approved 102 Options and/or other shares received subsequently following any realization of rights, including without limitation bonus shares, shall be allocated or issued to the Trustee and held for the benefit of the Optionees for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Holding Period”). In the case the requirements for Approved 102 Options are not met, then the Approved 102 Options may be treated as Unapproved 102 Options, all in accordance with the provisions of Section 102 and regulations promulgated thereunder.

6.2
Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Options prior to the full payment of the Optionee’s tax liabilities arising from Approved 102 Options which were granted to him and/or any Shares allocated or issued upon exercise of such Options.

6.3
With respect to any Approved 102 Option, subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, an Optionee shall not sell or release from trust any Share received upon the exercise of an Approved 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Holding Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Holding Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Optionee.

6.4
Upon receipt of Approved 102 Option, the Optionee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the ISOP, or any Approved 102 Option or Share granted to him thereunder.

7.	SHARES RESERVED FOR THE ISOP; RESTRICTION THEREON

7.1
7.1 The  Company  has  reserved  946,957~~893,915~~  (~~eight~~  nine  hundred  and  ~~ninety  three~~forty  six thousand and nine hundred ~~and fifteen~~fifty seven) authorized but unissued Shares, for the purposes of the ISOP ~~and for the purposes of any other share option plans which may beadopted by the Company in the future~~, subject to adjustment as set forth in Section 9 below. Any Shares which remain unissued and which are not subject to the outstanding Options at the termination of the ISOP shall cease to be reserved for the purpose of the ISOP, but until termination of the ISOP the Company shall at all times reserve sufficient number of Shares to meet the requirements of the ISOP. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Option may again be subjected to an Option under the ISOP or under the Company’s other share option plans.

7.2
Each Option granted pursuant to the ISOP, shall be evidenced by a written Option Agreement between the Company and the Optionee, in such form as the Board or the Committee shall from time to time approve. Each Option Agreement shall state, among other matters, the number of Shares to which the Option relates, the type of Option granted thereunder (whether a CGO, OIO, Unapproved 102 Option or a 3(i) Option), the Vesting Dates, the Purchase Price per share, the Expiration Date and such other terms and conditions as the Committee or the Board in its discretion may prescribe, provided that they are consistent with this ISOP.

8.	PURCHASE PRICE

8.1
The Purchase Price of each Share subject to an Option shall be determined by the Committee in its sole and absolute discretion in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Option Agreement will contain the Purchase Price determined for each Optionee.

8.2
The Purchase Price shall be payable upon the exercise of the Option in a form satisfactory to the Committee. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

8.3
The Purchase Price shall be denominated in the currency of the primary economic environment of, either the Company or the Optionee (that is the functional currency of the Company or the currency in which the Option is paid) as determined by the Company.

9.	ADJUSTMENTS

Upon the occurrence of any of the following described events, an Optionee's rights to purchase Shares under the ISOP shall be adjusted as hereafter provided:

9.1
In the event of Transaction, the unexercised Options then outstanding under the ISOP may be assumed or substituted for an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as were distributed to the shareholders of the Company in connection with the Transaction. In the case of such assumption and/or substitution of Options, appropriate adjustments shall be made to the Purchase Price so as to reflect such action, all as subject to the determination of the Committee or the Board, which determination shall be in their sole discretion and final. In the event the Successor Company does not agree to assume or substitute as described in this Section 9.1, the Options shall terminate as of the date of the closing of the Transaction.

9.2
Notwithstanding the above and subject to any applicable law, the Board or the Committee shall have full power and authority to determine that in certain Option Agreements there shall be a clause instructing that, if in any such Transaction as described in section 9.1 above, the Successor Company (or parent or subsidiary of the Successor Company) does not agree to assume or substitute for the Options, the Vesting Dates shall be accelerated so that any unvested Option or any portion thereof shall be immediately vested as of the date which is ten (10) days prior to the effective date of the Transaction.

9.3
For the purposes of section 9.1 above, an Option shall be considered assumed or substituted if, following the Transaction, the Option confers the right to purchase or receive, for each Share underlying an Option immediately prior to the Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Transaction by holders of shares held on the effective date of the Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Transaction is not solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary, the Committee may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Option to be solely ordinary shares (or their equivalent) of the Successor Company or its parent or subsidiary equal in Fair Market Value to the per Share consideration received by holders of a majority of the outstanding shares in the Transaction; and provided further that the Committee may determine, in its discretion, that in lieu of such assumption or substitution of Options for options of the Successor Company or its parent or subsidiary, such Options will be substituted for any other type of asset or property including cash which is fair under the circumstances.

9.4
If the Company is voluntarily liquidated or dissolved while unexercised Options remain outstanding under the ISOP, the Company shall immediately notify all unexercised Option holders of such liquidation, and the Option holders shall then have ten (10) days to exercise any unexercised Vested Option held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such ten-days period, all remaining outstanding Options will terminate immediately.

9.5
If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the ISOP or subject to any Options therefore granted, and the Purchase Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Purchase Price, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon happening of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the ISOP (as set forth in Section 7 hereof), in respect of which Options have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

10.	TERM AND EXERCISE OF OPTIONS

10.1
Options shall be exercised by the Optionee by giving written notice to the Company and/or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Purchase Price at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Option is being exercised.

10.2
Each Option granted under this ISOP shall be exercisable following the Vesting Dates and for the number of Shares as shall be provided in Exhibit B to the Option Agreement. Options, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Option Agreement; and (ii) the expiration of any extended period in any of the events set forth in Section 10.5 below.

10.3
The Options may be exercised by the Optionee in whole at any time or in part from time to time, to the extent that the Options become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of section 10.5 below, the Optionee is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Option and ending upon the date of exercise.

10.4
Subject to the provisions of section 10.5 below, in the event of termination of Optionee’s employment or services, with the Company or any of its Affiliates, all Options granted to such Optionee will immediately expire. A notice of termination of employment or service shall be deemed to constitute termination of employment or service. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Optionee’s Option shall not vest and shall not become exercisable.

10.5
Notwithstanding anything to the contrary hereinabove and unless otherwise determined in the Optionee’s Option Agreement, an Option may be exercised after the date of termination of Optionee's employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Options at the time of such termination according to the Vesting Dates, if:

(i)
termination is without Cause, including termination as a result of death or disability, in which event any Vested Option still in force and unexpired may be exercised within a period of ninety (90) days after the date of such termination; or-

(ii)
prior to the date of  ~~termination~~ expiration of the Option pursuant to the terms of the ISOP the Committee shall authorize an extension of the terms of all or part of the Vested Options beyond the date of such termination for a period not to exceed the period during which the Options by their terms would otherwise have been exercisable.

For avoidance of any doubt, if termination of employment or service is for Cause, any outstanding unexercised Option (whether vested or non-vested), will immediately expire and terminate, and the Optionee shall not have any right in connection to such outstanding Options.

10.6
To avoid doubt, an Optionee~~s~~ shall not have any of the rights or privileges of a shareholders of the Company in respect of any Shares purchasable upon the exercise of an Option, nor shall an Optionee be deemed to be a shareholder or creditor of the Company for purpose of the operation of Sections 350 and 351 of the Companies Law or any successor to such section, until registration of the Optionee as the holder of such Shares in the Company’s register of shareholders upon exercise of the Option in accordance with the provisions of the ISOP, but in case of Options and Shares held by the Trustee, subject to the provisions of Section 6 of the ISOP.

10.7	Any form of Option Agreement authorized by the ISOP may contain such other provisions as the Committee may, from time to time, deem advisable.

10.8
With respect to an Unapproved 102 Option, if the Optionee ceases to be employed by the Company or any Affiliate, the Optionee shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.	VESTING OF OPTIONS

11.1
Subject to the provisions of the ISOP, each Option shall vest following the Vesting Dates and for the number of Shares as shall be provided in the Option Agreement. However, no Option shall be exercisable after the Expiration Date.

11.2	An Option may be subject to such other terms and conditions on the time or times when it may be exercised, as the Committee may deem appropriate. The vesting provisions of individual Options may vary.

12.	PURCHASE FOR INVESTMENT

The Company’s obligation to issue or allocate Shares upon exercise of an Option granted under the ISOP is expressly conditioned upon: (a) the Company’s completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (b) representations and undertakings by the Optionee (or his legal representative, heir or legatee, in the event of the Optionee’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem appropriate. Such required representations and undertakings may include representations and agreements that such Optionee (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (i) any representations and undertakings which such Optionee has given to the Company or a reference thereto and (ii) that, prior to effecting any sale or other disposition of any such Shares, the Optionee must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee.

13.	DIVIDENDS

With respect to all Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options purchased by the Optionee and held by the Optionee or by the Trustee, as the case may be, the Optionee shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of  Section 102 and the rules, regulations or orders promulgated thereunder.

14.	RESTRICTIONS ON ASSIGNABILITY AND SALE OF OPTIONS

14.1
No Option or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, other than by will or the laws of descent and distribution or as specifically otherwise allowed under the ISOP, and during the lifetime of the Optionee each and all of such Optionee's rights to purchase Shares hereunder shall be exercisable only by the Optionee.

Any action made directly or indirectly in violation of the Section shall be void for all purposes.

14.2
As long as Options and/or Shares are held by the Trustee on behalf of the Optionee, all rights of the Optionee over the Shares are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

15.	EFFECTIVE DATE AND DURATION OF THE ISOP

The ISOP shall be effective as of the day it was adopted by the Board and shall terminate  ~~at the end often (10) years from such day of adoption~~on November 30, 2023, unless extended by the Board, subjectto any further approval and other requirements under applicable law.

The Company shall obtain the approval of the Company’s shareholders for the adoption of this ISOP or for any amendment to this ISOP, if shareholders’ approval is necessary or desirable to comply with any applicable law including without limitation the US securities law or the securities laws of other jurisdiction applicable to Options granted to Optionees under this ISOP, or if shareholders’ approval is required by any authority or by any governmental agencies or national securities exchanges including without limitation the US Securities and Exchange Commission.

16.	AMENDMENTS OR TERMINATION

The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the ISOP. No amendment, alteration, suspension or termination of the ISOP shall impair the rights of any Optionee, unless mutually agreed otherwise between the Optionee and the Company, which agreement must be in writing and signed by the Optionee and the Company. Termination of the ISOP shall not affect the Committee’s ability to exercise the powers granted to it hereunder with respect to Options granted under the ISOP prior to the date of such termination.

17.	GOVERNMENT REGULATIONS

The ISOP, and the granting and exercise of Options hereunder, and the obligation of the Company to sell and deliver Shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Optionee, including the registration of the Shares under the United States Securities Act of 1933, and the Ordinance and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

18.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the ISOP nor the Option Agreement with the Optionee shall impose any obligation on the Company or an Affiliate thereof, to continue any Optionee in its employ or service, and nothing in the ISOP or in any Option granted pursuant thereto shall confer upon any Optionee any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

19.	GOVERNING LAW & JURISDICTION

The ISOP shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to the ISOP.

20.	TAX CONSEQUENCES

20.1
Any tax consequences arising from the grant or exercise of any Option, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Optionee), hereunder, shall be borne solely by the Optionee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Optionee shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Optionee.

20.2	The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to an Optionee until all required payments have been fully made.

21.	NON-EXCLUSIVITY OF THE ISOP

The adoption of the ISOP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Options otherwise than under the ISOP, and such arrangements may be either applicable generally or only in specific cases.

22.	MULTIPLE AGREEMENTS

The terms of each Option may differ from other Options granted under the ISOP at the same time, or at any other time. The Board may also grant more than one Option to a given Optionee during the term of the ISOP, either in addition to, or in substitution for, one or more Options previously granted to that Optionee.